SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

UNITED STATE
SECURITIES AND EXCHANGI
Washington, D.C. 20549

13011063

B APPROVAL	
nber:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-53270~~

8-53720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pico Quantitative Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway 20th Floor, Suite 2010-01
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Bradley (646) 701-6129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/5/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jarrod Yuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pico Quantitative Trading LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Lisa Valente Exp. 03/29/14 No. 01VA6219585

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

PICO QUANTITATIVE TRADING LLC

(a wholly-owned subsidiary of Pico Quantitative Trading Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Pico Quantitative Trading LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Pico Quantitative Trading LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Pico Quantitative Trading LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 28, 2013

PICO QUANTITATIVE TRADING LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 1,049,227
Property and equipment (net of accumulated depreciation of $37,460)	57,342
Accounts receivable	402,649
Due from clearing broker	48,391
Prepaid expenses and other assets	161,091
	$ 1,718,700
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to Parent	$ 46,748
Accrued expenses and other liabilities	525,385
	572,133
Commitments and contingent liabilities (Note E)	
Member's equity	1,146,567
	$ 1,718,700

See notes to financial statement

PICO QUANTITATIVE TRADING LLC

Notes to Financial Statement
December 31, 2012

NOTE A - ORGANIZATION

Pico Quantitative Trading Holdings LLC (the "Parent"), a Delaware limited liability company, purchased a dormant broker-dealer E-Brokerage LLC on October 5, 2009. E-Brokerage LLC was formed under the Limited Liability Company laws of New York State in August 2001. E-Brokerage LLC's name was changed to Pico Quantitative Trading LLC (the "Company") on October 8, 2009. The Company's operating agreement states the Company shall continue until October 31, 2021 unless the term is extended by the Class A majority. The Company is a wholly-owned subsidiary of Pico Quantitative Trading Holdings LLC.

The Company is a single member LLC broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of NYSE Arca and EDGA Exchange, Inc. and EDGX Exchange, Inc.

The Company is an agency-only securities broker-dealer referring electronic trading customers consisting of broker-dealers and quantitative hedge funds to execution and clearing brokers. The Company earns commission revenue from the execution and clearing brokers for the referral of these clients. The Company also earns financial technology service fees from customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Commissions and other revenues:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Financial technology service fees are monthly fees paid by customers to access and use the Company's market gateways and network connectivity, risk analysis system, data center co-location facilities, as well as raw and normalized market data. Technology service fees are recorded as earned.

[3] Income taxes:

The Company is a single-member LLC and a disregarded entity for tax purposes; therefore, no tax provision has been made in the accompanying financial statement. For further discussion, see Note D - Income Taxes.

[4] Depreciation:

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

[5] Cash and cash equivalents:

Cash and cash equivalents are highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. Cash equivalents include money market funds of approximately $134,904 held by the clearing broker, a subsidiary of a member of the Parent. In the event of the broker's insolvency, recovery of assets may be limited.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent and shares common management. The Company has an expense-sharing arrangement with the Parent. Under the provisions of the expense-sharing arrangement certain expenses are paid by the Parent and allocated to the Company. For the year ended December 31, 2012, the Parent allocated $362,005 of equipment leasing expense and $3,154 of insurance expense to the Company. At December 31, 2012, the Company had $46,748 of payable to its Parent.

A member of the Parent is a related party of the clearing broker. The Parent leases office space from the clearing broker on a month-to-month basis and the Parent allocates all of the expenses relating to this lease to the Company.

The Company is charged data hosting fees by the clearing broker.

The Company earns commission income and financial technology services fees, from the clearing broker.

NOTE D - INCOME TAXES

The Company is included in the federal income tax return filed by the Parent. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Parent's members and no provision for income tax has been recorded in the accompanying financial statement.

The Company has no material unrecognized tax benefits and no interest expense or penalties have been assessed for the year ended December 31, 2012.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2012, the Company had net capital of $482,613 which was $382,613 in excess of its required net capital of $100,000.

NOTE G - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE I - CONCENTRATION OF REVENUE

For the year ended December 31, 2012, five customers accounted for 52% of the Company's total revenues.

NOTE J - CO-EMPLOYEE AGREEMENT

The Company has a client service agreement with a Co-employer (defined in the client service agreement), a nonrelated entity. The Company's employees are on the Co-employer's payroll and withholding system which is responsible for providing the payroll and tax withholdings payments and reports for the Company's employees. In exchange, the Co-employer receives an administrative fee.

NOTE K - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company adopted the Co-Employer Retirement Savings Plan covering voluntary contributions by employees of the Company under the 401(k) and the Company matching contributions under the 401(m) feature of the Retirement Plan.

The Company is obligated under sections 414(m), (n) and (o) of the Internal Revenue Code to treat the Company's co-employees as its employees for purposes of any qualified retirement plan or welfare benefit plan sponsored by the Company.

During 2012, the Company did not make employer matching contributions.

NOTE L - COMPENSATION SHARE PLAN

The Parent adopted in its entirety the Pico Quantitative Trading Holdings, LLC 2010 compensation share plan (the "Plan") as of January 1, 2010. The Board of the Parent or its appointed administrator may grant awards of compensation shares on the first day of any quarter of the fiscal year. The total number of compensation shares available for grant in respect of awards under the Plan shall be 100,000, representing in the aggregate 10% of the outstanding shares as of November 2, 2009. The Parent shall not grant awards under the Plan in any given year in an amount exceeding, in the aggregate; (i) 50% of the total number of compensation shares issuable (100,000) or (ii) 20% of the total number of compensation shares issuable (100,000) to any employee, officer, manager, consultant or other person who performs services for the Parent or any subsidiary without a supermajority board vote and the approval of both Goldman Sachs & Co. and Knight Capital Group, Inc.

Compensation shares are common shares that represent a profits interest in the Parent. The Parent takes into consideration many factors in determining the fair value of the compensation shares and estimates the fair value of compensation shares awarded to employees of the Company, on the date of award and recognizes the expense ratably over the vesting period. The fair value of the compensation shares shall be determined on grant date by the Board in its sole discretion. The Parent has the right to repurchase from the participant or his or her successor, as the case may be, any or all of the compensation shares vested in such participant as of the date of the termination of the participant's continuous status as an employee, officer, manager, consultant or other

NOTE L - COMPENSATION SHARE PLAN (CONTINUED)

person who performs services for the Parent or any subsidiary by the Parent or any subsidiary for cause, in addition to the forfeiture of the participant's unvested compensation shares, at a purchase price per share equal to the lesser of (a) the original purchase price of such compensation shares or (b) aggregate fair value of such compensation shares. Compensation shares may not be transferred until expiration of the applicable period of restriction and thereafter only in accordance with the Plan and the Parent's LLC agreement.

The fair value of compensation shares is estimated based on enterprise value taking into consideration initial cash contributions, the original three-year detailed business plan as well as founding members experience and input. Subsequent funding also has occurred at the same initial enterprise value. Compensation shares are junior to preferred shares that were issued to equity investors. The preferred shares are paid out the initial investment and interest prior to the compensation shares profit interest. Compensation shares' fair value is adjusted for the preferred shares liquidation preference and restrictions on transferability. Management estimated a fair value for compensation shares granted during the year of $264,607 and since the employees of the Company participate in the Plan, the Company accordingly recorded an expense allocated by the Parent.

Compensation shares covered by each award granted under the Plan shall vest as follows:

(a) 25% of such compensation shares shall vest on the first anniversary of the grant date; and

(b) 6.25% of such compensation shares shall vest on the last day of each quarter of the fiscal year following the first anniversary of the grant date.

At December 31, 2012, the schedule of profit interest shares outstanding is presented below:

Compensation shares outstanding, January 1, 2012	49,778
Compensation shares granted	37,662
Compensation shares forfeited	(1,486)
Compensation shares repurchased	(2,614)
Compensation shares outstanding, December 31, 2012	83,340
Compensation shares vested at December 31, 2012	28,730